

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



04005241

March 1, 2004

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/1/2004

Re: General Motors Corporation
Incoming letter dated January 30, 2004

Dear Ms. Larin:

This is in response to your letter dated January 30, 2004 concerning the shareholder proposal submitted to General Motors by Norris O. Thompson, Jr. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Norris O. Thompson, Jr.
5422 Escapardo Way
Colorado Springs, CO 80917

40730



General Motors Corporation
Legal Staff

Facsimile (313) 665-4978

Telephone (313) 665-4927

January 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on June 3, 2003 from Norris O. Thompson, Jr. (Exhibit A) from the General Motors Corporation proxy materials for the 2004 Annual Meeting of Stockholders. The proposal would require that stockholders who own at least 50 shares of GM stock be eligible to participate as a sponsor in the GM Vehicle Purchase plan.

General Motors intends to omit the proposal under Rule 14a-8 on the grounds that the proposal relates to ordinary business operations under paragraph (i)(7). That paragraph provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." In recent years the Staff has concluded that paragraph (i)(7) provided a basis for omitting similar proposals submitted to GM providing that stockholders could participate in employee vehicle purchase programs. See General Motors Corporation (March 14, 2003); General Motors Corporation (March 18, 2002). See also General Motors Corporation (March 20, 2001) (stockholders eligible for same vehicle discount as vendors). The Staff treats discount pricing policy as related to ordinary business and has consistently taken a no-action position toward omitting proposals to provide product discounts to stockholders. See, e.g., General Electric Company (December 30, 1999); Chevron Corporation (February 22, 1999); The Walt Disney Company (September 27, 1993); General Motors Corporation (March 19, 1991); Compaq Computer Corp. (April 12, 1985). See also Hewlett Packard Company (December 8, 2000) (discounts for former employees). Setting prices for products and deciding whether to provide price incentives such as discounts, as well as details such as eligibility and amount, is an integral part of the routine business operations of General Motors, and clearly relates to its ordinary business.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2004 Annual Meeting of Stockholders. If you wish to provide a copy of your response to the proponent at the same time, we are sending a prepaid Federal Express label addressed to Mr. Thompson, since we do not have a fax number to contact him.

GM plans to begin printing its proxy material at the end of March. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Norris O. Thompson

Anne Larin
6-5-03

EXHIBIT A

General Motors Corporation
Mail Code: 482-C34-D71
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

May 26, 2003

EquiServe Acct #
1397-5721

GM Investor Relations

I am writing as a response to my query to the Cadillac Motor Division regarding extending the GM Vehicle Purchase plan to include GM Stockholders. They recorded my query in file I-773102535.

I have been able to use the GM Vehicle Purchase Plan for a number of years and as recently as the lease of our 1998 Cadillac Deville and my 1998 Pontiac Firebird. My Father, Norris O. Thompson Sr. and my Step-Father, Mr. William P. Barthman, both worked for 40 years each for Delco in Dayton, Ohio. After both they as sponsors and spouse died, the entitlement ended. Even so, I have continued with my affiliation with the GM auto lineup and currently have a 2003 Cadillac Deville and a 2003 Pontiac Firebird.

I have also continued my affiliation with GM by managing the two share so GM stock I inherited and have continued to reinvest in GM stock. I also continue the investment into the Delphi and Raytheon stock since their divesture. I currently hold over 50 shares of GM stock and over 61 shares of Delphi stock.

While I continue to receive the New Vehicle Purchase literature, I don't believe I qualify to use that process. However, I would like to suggest the following added feature to be addressed at the next stockholders meeting:

Proposal - That GM stockholders who own a minimum of fifty shares of GM stock be eligible to participate as a sponsor in the GM Vehicle Purchase Plan.

Having worked for Delco myself before spending a career with the United States Air Force, I along with most of my immediate family have spent decades of perpetuating GM vehicle products.

Considering part of the GM Vehicle Purchase Plan adaptation and use is basically free advertising for the product line, it with this intention that the above proposal is made. I have had 19 varied GM vehicles since 1946, my first Olds. I appreciate your time and solicit your support in the above proposal.

Sincerely,

Norris O. Thompson, Jr
5422 Escapardo Way
Colorado Springs, CO 80917
W-Ph (719)554-5731 Email: ChiefTT@msn.com

RECEIVED
JUN - 3 2003
OFFICE OF SECRETARY
DETROIT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 30, 2004

The proposal suggests that "GM stockholders who own a minimum of fifty shares of GM stock be eligible to participate as a sponsor in the GM Vehicle Purchase Plan."

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(i)(7), as relating to General Motors' ordinary business operations (i.e., discount pricing policies). Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Grace K. Lee
Special Counsel